UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 11)

Under the Securities Exchange Act of 1934

Telesystem International Wireless Inc.
(Name of Issuer)

Common stock
(Title of Class of Securities)

879 946 101
(CUSIP Number)

Ginette Depelteau
Caisse de dépôt et placement du Québec
1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879 946 101
1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Caisse de dépôt et placement du Québec
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 159,388 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 159,388 (1)
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 159,388 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0,17% (1)
14.	TYPE OF REPORTING PERSON: CO

(1) In the event that Capital Communications CDPQ Inc. ("CDPQ"), a wholly-owned subsidiary of Caisse de depot et placement du Québec, were to exercise its conversion right with respect to a portion of the 43,991,393 debenture representing 159,388 common shares as described in Item 5.

Since the last amendment on Schedule 13 D/A filed on march 13, 2002, Telesystem International Wireless Inc. has reclassified its shares from subordinate voting shares to common shares.

Item 1. Security and Issuer

Item 1 has been amended and restated as follows:

The class of equity security to which this statement relates is the shares of common stock of Telesystem International Wireless Inc (the "Shares"), a Canadian corporation (the "Issuer").

The principal executive offices of the Issuer are located at 1000 de la Gauchetière Street West, 16th floor, Montréal, Québec, H3B 4W5

Item 2. Identity and Background

Item 2 has been amended and restated as follows:

This statement is filed by Caisse de dépôt et placement du Québec ("Caisse"). Caisse is a legal person without share capital and a mandatary of the State of the Province de Québec, created by a special act of the Legislature of the Province de Québec. The principal business of Caisse is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province de Québec.

The address of Caisse's principal business and principal office is 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3. The names of the directors and executive officers of Caisse, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Caisse are set forth in Exhibit A, attached hereto.

Each of the directors and executive officers named in Exhibit A is a Canadian citizen, except Mr. John T. Wall who is an American citizen.

Neither Caisse nor any of the individuals listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 has been amended and restated as follows:

Caisse and its wholly subsidiary Capital Communications CDPQ Inc.("CDPQ") sold 12,960,128 Shares of the Issuer or 13.9 % of such Shares outstanding within the closing of the Issuer secondary issue, announced on September 11, 2003. These Shares were sold pursuant to a short form prospectus of the Issuer dated September 19, 2003 at a price of Cdn 6.40 $ per share, or a gross total amount of Cdn $ 82,944,819.

Item 4. Purpose of Transaction

Item 4 has been amended and restated as follows:

This transaction was made for investment purposes and Caisse and CDPQ could increase or decrease their investment in the Issuer depending on market conditions or any other relevant factor.

Item 5. Interest in Securities of the Issuer

Item 5 has been amended and stated as follows:

a-b) In the event that CDPQ, were to exercise its conversion right with respect to a portion of the debenture issued by Gestion Telesystem Inc. which is currently exchangeable at the option of the holder and which represent 159,388 Shares, the Shares that may be deemed owned by CDPQ would represent 0.17% of the Shares outstanding pursuant to most recently available filing with the Commission.

CDPQ still holds two debentures in principal amount of Cdn 155,220,000 $ and Cdn 43,991,393 $, issued respectively by Telesystem Ltd. and Gestion Télésystème Inc. which, subject to certain terms and conditions, are exchangeable for a variable number of the Issuer's Shares owned by Telesystem Ltd., not exceeding in the aggregate 18,526,828 Shares or 19.8 % of such Shares outstanding if the maximum number of Shares were to be transferred to CDPQ pursuant to the exchange of such debentures. The debentures are exchangeable at the option of the holder after February 12, 2004

The beneficial ownership of the Issuer's securities by the individuals named in item 2 is set forth to the best of Caisse's knowledge in Exhibit D attached, when applicable.

Caisse and CDPQ have the power to vote and to dispose of the Shares they own.

c) The dates and amounts of all transactions in the Shares that were effected by Caisse and CDPQ during the past sixty days are set forth in Exhibit C attached hereto.

d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Issuer listed in response to this item.

e) Caisse and CDPQ ceased to be the beneficial owner of more than 5% of any class of the Issuer's equity securities on September 25, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Caisse and, to the best of its knowledge, the individuals named in Item 2, have no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit A: List of Executive Officers and Directors of Caisse de Depot et placement du Québec
Exhibit B: List of Executive Officers and Directors of Capital Communications CDPQ Inc.
Exhibit C: Table of Dates, Number of Shares Sold and Price per Share of Sales

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Date: September 25, 2003

s/ Ginette Depelteau
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Signature

Ginette Depelteau, Vice-President and Corporate Secretary
Name / Title